UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Boon VR LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Organization
      Delaware

      Date of organization
      March 9, 2016

Physical address of issuer
404 Bryant Street, San Francisco, CA 94107

Website of issuer
http://boonvr.com/

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$74,137.00	$4,986.00
Cash & Cash Equivalents	$42,204.00	$1,302.00
Accounts Receivable	$30,727.00	$0.00
Short-term Debt	$0.00	$0.00

Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$301,692.00	-$237,865.00


April 30, 2019

FORM C-AR

Boon VR LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Boon VR LLC, a Delaware limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at http://boonvr.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C-AR.

Boon VR LLC (the "**Company**") is a Delaware limited liability company, formed on March 9, 2016.

The Company is located at 404 Bryant Street, San Francisco, CA 94107.

The Company's website is http://boonvr.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
We sell virtual reality learning management system software to companies, starting with medical device manufacturers, to enable more immersive and effective training and sales.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Satya Ridhima Parvathaneni, Pieter Van Iperen, Dustin Duane, Phillip Pellerin, Rajani Ramanathan, and Vasant Kumar who are the executive officers and key advisors. The loss of Satya Ridhima Parvathaneni, Pieter Van Iperen, Dustin Duane, Phillip Pellerin, Rajani Ramanathan, and Vasant Kumar could harm the Company's business, financial condition, cash flow and results of operations.

The Company has limited operating history
We are a relatively new venture formed in March 2016 and therefore do not have a history of performance, financials and experience managing growth. Our ability to generate additional (or any) revenue would depend upon whether we can further develop and commercialize the current products or services and make the transition from a start-up to an operating company. The Company's assumptions and expectations regarding our ability to market our services and products, develop our technology and compete with large competitors may be incorrect and as such we may have difficulty growing the Company.

We plan to expand our customer base to hospital systems. We also plan to expand vertically into other markets such as manufacturing.
There may be uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In marketing and expanding the product capability to flourish in these new lines of business, we may invest significant time and resources. There is no guarantee that our

services and products will be accepted by such prospective customer or that we will be able to compete with better capitalized competitors. The adoption of new technology by larger organizations is typically slow and has a longer sales cycle. Initial timetables for the introduction and development of such new lines of business may not be achieved and price and profitability targets may not prove feasible. As a result, our future cash flow may be affected.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Satya Ridhima Parvathaneni, Pieter Van Iperen, Dustin Duane, Phillip Pellerin, Rajani Ramanathan, and Vasant Kumar in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Satya Ridhima Parvathaneni, Pieter Van Iperen, Dustin Duane, Phillip Pellerin, Rajani Ramanathan, and Vasant Kumar die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to various taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions where our products or services may be sold.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We may not be able to successfully compete against companies with substantially greater resources.

As our industry matures, larger companies may develop products or services similar to ours and compete with our Company. These companies may be better capitalized and with greater resources. We may be unable to compete against such companies.

If we fail to properly manage our anticipated growth, our business could suffer.

Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business.

The industries in which the Company operates are competitive and subject to rapid technological change. If any competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies.

Broadly, health related technology and to an extent virtual reality technology, can be characterized by intense competition and rapid technological change. We will face competition on the basis of product features, price, services and other factors. Competitors may include large medical device and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners.

We may not have sufficient funds to meet our future capital requirements.

In the event the capital raised so far may not fully meet our Company's needs, we will need to raise additional capital, including potentially by selling additional equity securities, borrowing or selling or licensing our assets. However, we may be unable to obtain additional funds on reasonable terms, or at all. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned commercialization and research and development activities. We also may have to reduce sales, marketing, customer service, or other resources devoted to our business. Any of these actions could materially harm our business and results of operations.

Defects in our products or the software that drives them could adversely affect the results of our operations.

The design, manufacture and marketing of our products involve certain inherent risks. Any defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of products can lead to injury or other adverse events. Such adverse events could lead to recalls or safety alerts, and could result, in certain cases, in the removal of our products from the market. A recall could result in significant costs bit financially and to the reputation of the Company. The medical device industry has historically been subject to extensive litigation over product liability claims. We have not been subject to such claims to date, however, we may become subject to claims in the future. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments.

Computer malware, viruses, hacking and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users.

We will in the future rely on sales of our products for our revenue, and we may not be able to achieve or maintain market acceptance.

Our products are relatively new products, and market acceptance and adoption depend on educating and continued acceptance. Achieving and maintaining market acceptance of products could be negatively impacted by many other factors, including, but not limited to: (i) the introduction of new competitive products or greater acceptance of competitive products, and (ii) adverse regulatory or legal actions relating to our products or similar products or technologies, and (iii) problems arising from the outsourcing of our manufacturing capabilities, or our existing manufacturing and supply relationships. Any factors that negatively impact sales would adversely affect our business, financial condition and operating results.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

As of the date of this filing, we have not filed any patents or copyright applications on our proprietary technology but intend to pursue provisional patents and other intellectual property registrations in the near future. There is no guarantee that we will be successful in registering our intellectual property rights or will have adequate resources to defend any claims. Since our proprietary intellectual property is not protected by any patent or patent application, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. We have generally sought to protect such proprietary intellectual property in part with confidentiality agreements although such agreements many not have been put in place properly in every instance. We cannot guarantee that these agreements adequately protect our trade secrets and other intellectual property or proprietary rights. In addition, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements

may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
We sell virtual reality learning management system software to companies, primarily medical device manufacturers, to enable more immersive and effective training and sales.

Business Plan
The Company is committed to developing the best on-demand, immersive training software to the healthcare industry where remote training of physicians and medical staff is important to reduce the high instances of medical errors. The Company's business strategy leverages its unique ability to design and develop its own application software to provide its customers a virtual reality LMS with innovative design and superior ease-of-use. We expanded our customer base horizontally in the healthcare space from medical device companies to hospital systems, and also expanded vertically into the laboratory training space.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
Beta product	Boon VR's cloud-based software, in beta mode, provides immersive training which is important for remote training to work and be effective. It is a robust platform to effectively distribute real medical cases in VR to physicians around the world.	Medical Device Manufacturers globally. Medical device companies globally spend $990 million on video training (annual). VR is a potential substitute for video training. We also believe that a stronger remote training option can shift a % of spend from traditional workshop training to VR training. We believe the potential addressable market for Boon VR in medical device space is $1.4 billion globally.
Boon 1.0	Boon 1.0 has significant added capabilities compared to the	Medical device manufacturers, hospital systems, and

	previous beta product. New capabilities include but are not limited to improved player controls and navigation, advanced learning features, and more analytics. The proceeds of the Republic offering were used to develop and market Boon 1.0.	laboratories

The Company currently sells its software directly to customers in the form of an application in standalone virtual reality headsets.

Competition
The Company's primary direct competitor is VLLIPmed, which is a platform for medical training for real cases, but is not a full-fledged learning management system. Its focus is creating a video distribution platform for physicians to discover techniques of other physicians. We are developing a full learning management system in VR that enterprises can use to train their customers and internal sales representatives for proper usage of their device. We believe that the following may be considered indirect competitors of the Company: (i) OssoVR (ii) Bioflight VR and (iii) CeekVR. Currently these are boutique content creation companies that make computer generated animations of medical cases. They are not learning management systems focused on real case distributions. We also believe STRIVR may be considered an indirect competitor of the Company. STRIVR focuses more on desktop grade virtual reality and in the sports and retail sectors.

Supply Chain and Customer Base
Our software runs on virtual reality headgear that is manufactured by large corporations such as Facebook. The quality of our people is equally our greatest asset. One of our goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our current customers are medical device manufacturers in the U.S and around the world. Our pipeline also includes hospital systems and laboratories.

Intellectual Property
We intend to file provisional patents for selected complex software features which we feel are eligible for patents.

Governmental/Regulatory Approval and Compliance
The Company's products and services are not dependent on regulatory approvals at this time. The Federal Drug Administration ("FDA") requires medical device manufacturers to provide proper training to physicians before the usage of devices in cases. Medical accidents are reported to FDA and the device manufacturer in some extreme cases can face blacklisting of existing device. This is a risk to device companies and to help mitigate this risk, Boon VR's software can help them to impart proper training to avoid medical accidents.

Litigation
We are not aware of any of pending or threatened litigation against the Company.

Other
The Company's principal address is 404 Bryant Street, San Francisco, CA 94107.

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Satya Ridhima Parvathaneni

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and Chief Executive Officer (3/9/16 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and Chief Executive Officer Responsibilities: Head business development, product design, fundraising and go-to-market strategy of the company. Dates: 3/9/16 to Present. Prior to founding the Company, Mrs. Parvathaneni served as the Founder of the Seaways Free Trade Zone, an enterprise that currently generates approximately $500,000 in monthly revenue (October 2014 to October 2015), and also as the President and Co-Founder of The Indian Impact, India's first online platform to reduce malnutrition (July 2013 – January 2018).

Education
Bachelor of Science, Systems Engineering – University of Pennsylvania; Bachelor of Science, Economics, Strategic Management – The Wharton School, University of Pennsylvania

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Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Pieter Van Iperen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer (4/29/17 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, responsible for development of Boon's VR/AR learning management system software and hiring the development team (4/29/17 to Present). Mr. Iperen also serves as Senior Architect for Automation, Advanced Integration and Security at TD Ameritrade (July 2012 – Present).

Education
New York University - BFA/BA/Psychology; Certified Penetration Testing Engineer and Certified Secure Web Application Engineer; Adjunct Professor, Code Security – New York University

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such

person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

Type of security	Options to receive LLC units
Amount outstanding	4
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Holders will be entitled to receive (in total) 1.04% of the outstanding LLC interest at the time of exercise.

Type of security	Grant of Capital Interest
Amount outstanding	2
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Holders will be entitled to receive (in total) 0.96% of the outstanding LLC interest at the time of exercise.

Type of security	SAFEs
Dollar Amount outstanding	221,450
Voting Rights	None
Anti-Dilution Rights	None

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd SAFEs
Dollar Amount outstanding	260,376
Voting Rights	None
Anti-Dilution Rights	None

The Company does not have any debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	20,000	$20,000.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	October 28, 2016	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	25,000	$25,000.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	April 24, 2017	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	8,000	$8,000.00	Development on beta product, business development,	February 24, 2017	Section 4(a)(2)/ Reg D

			purchase of virtual reality hardware for software development and testing, and operational expenses		
SAFE (Simple Agreement for Future Equity)	12,550	$12,550.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	June 28, 2017	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	900	$900.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	September 21, 2017	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	50,000	$50,000.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	September 27, 2017	Section 4(a)(2)/ Reg D

SAFE (Simple Agreement for Future Equity)	10,000	$10,000.00	Development of Boon 1.0 product, sales expenses, operational expenses	February 21, 2018	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	10,000	$10,000.00	Development of Boon 1.0 product, sales expenses, operational expenses	April 2, 2018	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	10,000	$10,000.00	Development of Boon 1.0 product, sales expenses, operational expenses	April 25th 2018	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	10,000	$10,000.00	Development of Boon 1.0 product, sales expenses, operational expenses	May 5th, 2018	Section 4(a)(2)/ Reg D
CROWD SAFE (Crowdfunding Simple Agreement for Future Equity)	260,376	$260,376.00	Development of Boon 1.0 product, hiring of key sales officer, sales expenses	June 12th, 2018	Regulation CF
SAFE (Simple Agreement for Future Equity)	15,000	$15,000.00	Development of Boon 1.0 product, sales expenses	November 23, 2018	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)	50,000	$50,000.00	Development of Boon 1.0 product, sales expenses	December 23, 2018	Section 4(a)(2)/ Reg D

The price of the securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership

The Company is owned by Satya Ridhima Parvathaneni, our Founder and Chief Executive Officer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned on Voting Power
Satya Ridhima Parvathaneni	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

The Company has extended the filing of its 2018 tax return as of the date of this report and filing. The Company has incurred losses since inception and will not have a tax liability for tax period 2018.

Operations

The Company has developed an upgraded virtual reality-based learning management system named Boon 1.0. The Boon 1.0 product has significant added capabilities compared to its previous beta version including but not limited to improved player controls and navigation, advanced learning features, underlying management panel, and more analytics. On the sales side, the Company hired Dustin Duane as its Head of Business Development and has increased its pipeline size in the medical device space, and has also added a hospital provider and a national laboratory to its pipeline thus marking its expansion into new markets. The Company has also diversified from enterprise medical device companies to mid-market and smaller medical device companies. The Company got featured in The Daily Herald and Pittsburgh Post-Gazette and was selected in the National Science Foundation's I-Corps accelerator program at Berkeley, CA. The Company secured a SAFE investment from a well-known retinal surgeon in the U.S and is exploring expansion into the ophthalmology field.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones depending on the availability of resources: 1) Generate revenue by deploying Boon 1.0 product with prospective medical device companies, hospital systems, and laboratories. 2) Provide quality customer success services and customer support to fuel cross-selling.

Liquidity and Capital Resources

The proceeds from recent securities offerings will have a beneficial effect on our liquidity and will be used to achieve the upcoming short-term milestones in sales and marketing.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: VR hardware for development and testing our software.

Material Changes and Other Information Trends and Uncertainties

Effective August 15, 2018, the Company hired Dustin Duane as its Head of Business Development.

The Company has allocated (i) Options to receive LLC units in Boon VR LLC to its personnel Dustin Duane, Joshua Carrafa, Randall Massey and Pieter Van Iperen; and (ii) LLC capital interest equivalent to 0.5% to its advisors Rajani Ramanathan and Vasant Kumar.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer for Securities Issued Pursuant to Regulation CF

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the securities.
- The securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Pieter Van Iperen
Relationship to the Company	Chief Technology Officer
Benefits or compensation received by related person	Compensation for work performed for product development
Benefits or compensation received by Company	Product development
Description of the transaction	Company issued 0.3% LLC equity ownership to CTO, Pieter Van Iperen

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Satya Ridhima Parvathaneni
(Signature)

Satya Ridhima Parvathaneni
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Satya Ridhima Parvathaneni
(Signature)

Satya Ridhima Parvathaneni
(Name)

Director
(Title)

February 9, 2018
(Date)

EXHIBIT A

Financial Statements

I, Satya Ridhima Parvathaneni, the CEO of Boon VR LLC (the "**Company**"), hereby certify that

(1)   the accompanying unaudited financial statements of the Company thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects; and

(2)   while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the financial statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.

/s/ Satya Ridhima Parvathaneni
_____(Signature)

Name: Satya Ridhima Parvathaneni

Title: CEO

Date: April 30, 2019

BOON VR LLC

Unaudited Financial Statements for the Years Ended

December 31, 2018 and 2017

BOON VR LLC

BALANCE SHEET

As of December 31, 2018, and 2017

(Unaudited)

ASSETS	**2018**	**2017**
Current Assets:		
	$	$
Cash and cash equivalents	42,204	1,302
Accounts Receivable	30,727	0
Total Current Assets	72,931	1,302
Property and equipment, net	1,206	3,684
	$	$
TOTAL ASSETS	74,137	4,986
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
	$	$
Accounts payable	0	0
Total Current Liabilities	0	0
TOTAL LIABILITIES	0	0
Members’ Equity:		
Members’ capital	281,213	275,746
Additional paid in capital – SAFE (see Note 6)	481,826	116,450
Retained earnings	(688,902)	(387,210)
Total Members’ Equity	74,137	4,986
	$	$
TOTAL LIABILITIES AND MEMBERS’ EQUITY	74,137	4,986

BOON VR LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating Expenses:		
Research and development	285,174	180,660
General and administrative	17,856	48,080
Sales and marketing	184	6,647
Depreciation expense	2,478	2,478
Total Operating Expenses	305,692	237,865
Operating Income (Loss)	(305,692)	(237,865)
Other Income – Grant	4,000	0
Provision for Income Taxes	0	0
Net (Loss)	$ (301,692)	$ (237,865)

BOON VR LLC
STATEMENT OF MEMBERS' CAPITAL
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	Member Capital	Paid in Capital - SAFE	Accumulated Deficit	Total Members' Capital
Balance as of January 1, 2017	$ 137,338	$ 20,000	$ (149,345)	$ 7,993
Capital Contributions	138,408	0	0	138,408
Issuance of SAFE (see Note 6)	0	96,450	0	96,450
Net Income (Loss)	0	0	(237,865)	(237,865)
Balance as of December 31, 2017	275,746	116,450	(387,210)	4,986
Capital Contributions	5,467	0	0	5,467
Issuance of SAFE (see Note 6)	0	365,376	0	365,376
Net Income (Loss)	0	0	(301,692)	(301,692)
Balance as of December 31, 2018	$ 281,213	$ 481,826	$ (688,902)	$ 74,137

BOON VR LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	2018	**2017**
Cash Flows From Operating Activities		
	$	$
Net Loss	(301,692)	(237,865)
Add back:		
Depreciation	2,478	2,478
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses	0	0
Net Cash Used In Operating Activities	(299,214)	(235,387)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Capital contributions	5,467	138,408
Sale of SAFE	365,376	96,450
Net Cash Provided By Financing Activities	370,843	234,858
Net Change In Cash and Cash Equivalents	71,629	(529)
Cash and Cash Equivalents at Beginning of Period	1,302	1,831
	$	$
Cash and Cash Equivalents at End of Period	72,931	1,302
Supplemental Disclosure of Cash Flow Information		
	$	$
Cash paid for interest	0	0
Cash paid for income taxes	0	0

NOTE 1 - NATURE OF OPERATIONS

Boon VR LLC. (which may be referred to as the "Company," "we," "us," or "our") provides immersive, virtual reality training for faster medical technology adoption.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 9, 2016 in the State of Delaware. The Company is headquartered in Sam Francisco, California.   The Company did not begin operations until 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   As of December 31, 2018, and 2017, the Company had cash on hand totaling $42,204 and $1,302, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company has $30,727 in outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income. For the period from Inception through December 31, 2016, the Company is taxed as a sole proprietorship for federal, state and local income taxes.   For the years ended December 31, 2018, and 2017 the Company operates as a limited liability company whereas, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing are complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and Equipment as of December 31st consisted of the following:

	2018	**2017**
Equipment	$ 8,643	$ 8,643
Less accumulated depreciation	(7,437)	(4,959)
	$ 1,206	$ 3,684

Depreciation expense totaled $2,478 and $2,478 for the years ended December 31, 2018 and 2017, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2017, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has not yet filed its income tax return for the year ended December 31, 2018.The Company incurred a loss during the year ended December 31, 2018.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – MEMBERS' EQUITY

Capital Contributions

The Company through December 31, 2016 is owned by one individual, the original founder. For the period from inception through December 31, 2018, the founder has contributed $281,213 to the Company. The founder has not taken a salary during this same period. Contributions or withdrawals from the Company by the founder have been and will be accounted for on the balance sheet under "Members' Capital."

Issuance of Restricted Stock

During 2018, the Company allocated ownership percentage of 0.5% to an advisor for services rendered. The stock vests over time till August 2019.

The Company also allocated options to receive units in the Company totaling 1700 units to three team members. The Options vests over time differently for the three team members with one member's option vesting over 4 years, and the other two members options partially already vested and the remaining vesting over 12 months.

Issuance of Simple Agreement for Future Equity ("SAFEs")

The Company issued $105,000 of Simple Agreements for Future Equity ("SAFEs") as of December 31, 2018.

Upon a future equity financing (an "Equity Financing"), the SAFEs are convertible into Safe Preferred Stock, which are securities identical to those issued in the Equity Financing except that the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection will equal the Discount Price and the basis for dividends will be based on the discount price.

Upon conversion, the Company will issue to the investor a number of shares of the Safe Preferred Stock of capital stock sold in the Equity Financing. The number of shares of the Safe Preferred Stock of such capital stock issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the conversion price (valuation cap of $7,000,000 divided by the fully diluted capitalization of the Company) ("Conversion Price") or the discount price (price at which the capital stock is sold times 80%, depending on the SAFE agreement) whichever generates the highest number of equities ("Discount Price"). All SAFEs include the Conversion Price.

Crowdfunded Offering

The Company offered (the "Crowdfunded Offering") $255,271 in Crowdfunding Simple Agreements for Future Equity ("CROWD SAFEs"). The Company received these commitments from investors on June 12, 2018

The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.